Mail Stop 3561

May 11, 2007

By Facsimile and U.S. Mail

Mr. Terry J. Lundgren
Chairman, President and Chief Executive Officer
Federated Department Stores, Inc.
7 West Seventh Street
Cincinnati, Ohio 45202

> **Re: Federated Department Stores, Inc.**
> **Form 10-K for the Fiscal Year Ended February 3, 2007**
> **Filed April 4, 2007**
> **File No. 1-13536**

Dear Mr. Lundgren:

We have reviewed your filings and have the following comments. Our review was limited to those issues that we have addressed in our comments and we do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 3, 2007

General

1.   Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 2. Properties, page 25

2.   Please expand your disclosure to provide additional information on the geographic location of your warehouses, distribution and fulfillment centers, as well as the more than 850 retail stores, and where you own land and buildings. In light of your recent acquisition of more than 500 stores from The May Department Stores Company, perhaps a focus on locations by region would be useful to an investor's understanding of current retail distribution. See Item 102 of Regulation S-K.

Item 9A. Controls and Procedures, page 30

3.   We note that you state that your Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to provide reasonable assurance that material information required to be disclosed by the Company in reports the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. If you choose to include the definition of disclosure controls and procedures, please include the entire definition in accordance with Exchange Act Rule 13a-15(e). Further, the use of the word "material" in your disclosure could be interpreted as being restrictive and does not comply with Exchange Act Rule 13a-15(e). In this regard, please revise your disclosure to delete the word "material" and include either all of the definition or exclude all of the definition of disclosure controls and procedures in your future filings. Please also confirm to us that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e) for guidance.

Item 15. Exhibits and Financial Statement Schedules, page 31

3. Exhibits

Exhibits 31.1 and 31.2

4.   Please delete the title of each officer from the first sentence of each certification that you file. The certification filed should be in the exact format as provided by Item 601(b)(31) of Regulation S-K. Please confirm that the inclusion of the title of your principal executive officer and your principal financial officer in the first line of each certification was not intended to limit the capacity in which such individuals provided the certifications filed with your Form 10-K for the year ended February 3, 2007.

Exhibit 32.1

5.   We note that you filed certifications for both your CEO and CFO on the same exhibit. Please revise to file separate exhibits for each principal officer if two individuals hold the title of CEO and CFO. In future filings, your exhibits should be labeled as follows: Exhibit 32.1 and 32.2 rather than filing the certification for both officers on the same exhibit.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or, in his absence, the undersigned at (202) 551-3720, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief